SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.
-------  -------------------------------

          Series V 4.10% Senior Notes due August 15, 2009 (the "Series V
          Notes")

          Series W 6% Senior Notes due August 15, 2044 (the "Series W Notes" and, together with the Series V Notes, the "Notes")

Item 2.  Issue, renewal or guaranty.
-------  ---------------------------

         The Notes:        Issue

Item 3.  Principal amount of each security.

                  The Series V Notes:            $125,000,000

                  The Series W Notes:            $125,000,000

Item 4.  Rate of interest per annum of each security.
-------  --------------------------------------------

         The Series V Notes:            4.10%

         The Series W Notes:            6%

Item 5. Date of issue, renewal or guaranty of each security.
------  ----------------------------------------------------

        The Notes:                     August 20, 2004



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                                      - 2 -

Item 6. If renewal of security, give date of original issue.
------  ----------------------------------------------------

         Not Applicable

Item 7.  Date of maturity of each security.
-------  ----------------------------------

         The Series V Notes:            August 15, 2009

         The Series W Notes:            August 15, 2044

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.
-------  -----------------------------------------------------------------------

        The Company issued and sold the Series V Notes to Barclays Capital Inc. as the representative of the Underwriters named in the Underwriting Agreement dated August 12, 2004.

        The Company issued and sold the Series W Notes to Banc of America Securities LLC and Morgan Stanley & Co. Incorporated as the representatives of the Underwriters named in the Underwriting Agreement dated August 11, 2004.

Item 9. Collateral given with each security, if any.
----------------------------------------------------

        None

Item 10. Consideration received for each security.
-------- -----------------------------------------

         The Series V Notes:     $124,183,750 (99.347% of the principal amount)

         The Series W Notes:     $121,062,500 (96.85% of the principal amount)

Item 11. Application of proceeds of each security.
-------- -----------------------------------------

          The proceeds from the sale of the Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness and for general corporate purposes, including the Company's continuous construction program.



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                                      - 3 -

Item 12. Indicate by a check after the applicable statement below whether the
-------  --------------------------------------------------------------------
         issue, renewal or guaranty of each security was exempt from the
         ---------------------------------------------------------------
         provisions of Section 6(a) because of:
          ------------------------------------------------------

            a. the provisions contained in the first sentence of Section
                6(b)___

            b. the provisions contained in the fourth sentence of Section
               6(b)___

            c. the provisions contained in any rule of the Commission
               other than Rule U-48_X_

Item 13. Not Applicable.
-------  ---------------

Item 14. Not Applicable.
-------  ---------------

Item 15. If the security or securities are exempt from the provisions of
-------  -----------------------------------------------------------------
         Section 6(a) because of any rule of the Commission other than Rule
         ------------------------------------------------------------------
         U-48, designate the rule under which exemption is claimed.
         ----------------------------------------------------------

         The Notes:          Rule 52





Date:  August 27, 2004            GEORGIA POWER COMPANY



                                   By:/s/Wayne Boston
                                        Wayne Boston
                                       Assistant Secretary